FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: the month of July 2005

MAG Silver Corp.

(SEC File No. 0-50437)

328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F     X

         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2005

        “R. Michael Jones”

R. MICHAEL JONES

Director

FORM 6K – August 8, 2005

MAG Silver Corp.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

MAG SILVER CORP.

328 - 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

Item 2.

Date of Material Change: August 2, 2005

Item 3.

Press Release

The Issuer issued a press release at Vancouver BC dated August 2, 2005

Item 4.

Summary of Material Change

MAG Silver Corp. (TSXV:MAG) has received approval from the TSX Venture Exchange for amendments to two option agreements presently in force between MAG and Minera Cascabel.

Item 5.

Full Description of Material Change

See the news release dated August 2, 2005.

Item 6.

Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)   N/A

Item 7.

Omitted Information  N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 5th day of August, 2005.

MAG Silver Corp.

"R. Michael Jones"

R. Michael Jones, Director

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

MAG Silver Corporation.

For Immediate Release

July 29, 2005

MAG Silver Exploration Update

Vancouver, B.C.... MAG Silver Corporation (TSXV: MAG) is pleased to present an exploration update summarizing advances on its Mexican project areas.  Drilling is underway at our Guigui project and preparations for drilling are underway at Batopilas, Adargas and Lagartos NW.  Geotechnical work is ongoing, developing drill targets for the remaining parts of Lagartos (SE) and the remaining 3 exploration properties with drilling planned for late 2005 or early 2006.

Please note that an update on the Juanicipio Project, located in Zacatecas State, and under joint venture with Industrias Penoles, will be provided in a separate release to be issued shortly.

Guigui (Santa Eulalia), Chihuahua, Mexico:

The Phase 2 diamond drill program in the eastern part of MAG's Guigui Property continues. To date one hole has been completed, the second hole is approaching target depth, and a third is planned.  Assay results are pending.  The program is targeting extensions of the mineralization exploited in Grupo Mexico's San Antonio mine located about one kilometer to the north.  Mineralization in the San Antonio Mine is closely associated with distinctive felsite dykes emplaced across and along the bounding faults of the San Antonio Graben.  MAG's drilling is testing these graben faults farther south and has encountered identical felsite dykes with associated silver mineralization (8.3m @ 4.20 opt Ag) and alteration in and near these faults.  Phase 1 drilling, executed in 2004, cut significant silver values in both holes drilled (See Press Release of April 30, 2004) and alteration encountered in Phase 2 is more intense than that seen in Phase 1. A further update will be provided at the completion of the drill program.

Batopilas, Chihuahua, Mexico:  Drill targets have been identified and refined through detailed geologic mapping and NSAMT geophysics.  Drill pads were originally constructed for a first-pass helicopter-supported drill program, but after careful review MAG has determined it is possible and economically preferable to build roads for current and future drilling campaigns.  A Civil Engineer has completed road design and the permitting process has been initiated.  Once permits are in hand and rainy season is over in that part of Mexico, construction of the road should begin in September. Drilling will commence immediately thereafter.

Lagartos, Zacatecas, Mexico:  This 135,000 hectare project area lies along the regionally extensive structures of the Fresnillo Trend that link the Zacatecas and Fresnillo Mining Mega-districts.  (Fresnillo is the world's largest silver producer and Zacatecas is a historic >1 billion ounce silver producer.  The Trend also hosts MAG's Juanicipio Project, under Joint-Venture with Industrias Penoles operators of the  Fresnillo Mine and the newly discovered "blind" El Saucito Veins adjoining Juanicipio's eastern boundary).  MAG has recently obtained extensive data generated during the intense exploration flurry that followed discovery of TECK's San Nicolas VMS Zn-Cu-Au deposit in the mid-1990's.  These data not only cover specific portions of the Lagartos land package, but also reveal important buried regional structures related to the Fresnillo Trend, and should prove very useful in defining target areas within the Lagartos land package.

    To date, MAG has focused Lagartos exploration on the broad covered area northwest of Fresnillo and Juanicipio.  Orientation NSAMT geophysics undertaken in 2004 indicated the presence of large buried structures in this area.  Newly received biogeochemical data for the area have revealed very strong and consistent linear copper, zinc, lead, molybdenum and silver anomalies that correlate to some of these geophysically indicated features. These features can be traced for over 8 kilometers and remain open in several directions.   One of these buried structures lies close to where MAG drilled pervasive alteration similar to that seen at Fresnillo and Juanicipio 35 kilometers to the southeast and appears to be a "blind" hydrothermal center.  Overall the geophysics and geochemistry appear to reveal Fresnillo-style alteration associated with intersecting structures consistent with the structural regime of the Fresnillo District and Trend. Additional NSAMT geophysics coupled with outcrop sampling of adjoining exposed areas is planned next to help define targets for drilling later in 2005.

Adargas, Chihuahua, Mexico:     Down hole geophysics has detected a very strong conductive "off-hole" anomaly in two holes drilled by MAG Silver during its 2004 drill program.  Surface NSAMT geophysics is scheduled to help refine this target.  Drilling is expected to follow in the fall.  MAG has been approached by a number of companies wishing to Joint Venture the Adargas property and this option is under consideration.

Cinco de Mayo, Chihuahua, Mexico:     Field work at the Cinco de Mayo Carbonate Replacement Deposit (CRD), delayed last fall by excessive flooding, is progressing in earnest.  Cinco de Mayo is well situated relative to the major regional controls on the Chihuahua Trough portion of the highly productive Mexican CRD Belt and hosts mantos and chimneys reminiscent of those in the outer edges of the Santa Eulalia Mining District (site of MAG's Guigui Property), 120 km farther south.   Cinco de Mayo consists of a 1.5 km long ridge of favorable limestone surrounded by thin alluvial cover.  Highly anomalous silver and base metal values were outlined in earlier detailed outcrop mapping and sampling, and exploration is now focusing on the adjoining covered areas.  An orientation biogeochemical survey has been completed and results have just been received that reveal consistently anomalous copper, zinc, lead, cobalt and strontium values.  A 30 line-kilometer orientation NSAMT geophysical survey is scheduled for September to follow up on these anomalies.

Sierra Ramirez, Durango Mexico:  Field work at the Sierra Ramirez Carbonate Replacement Deposit (CRD), delayed last fall by heavy rains, is advancing on schedule.  Like Cinco de Mayo, Sierra Ramirez is well situated relative to the major regional controls on the Transverse Ranges portion of the highly productive Mexican CRD Belt and hosts mantos and chimneys reminiscent of those in the outer edges of the Concepcion del Oro Mining District (site of Western Silver's Penasquito Property), 110 km farther east.  MAG's work at Sierra Ramirez has determined an overall district zoning pattern through reconnaissance geologic mapping and sampling, and three principal target areas have been defined for more detailed work.  The first phase of this more detailed work has just been completed and results are pending.

Qualified Person and Quality Assurance and Control

      Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release.  Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613).  Dr. Megaw is not independent as he is a shareholder of MAG Silver Corporation and is a vendor of two projects, other than Juanicipio, whereby he may receive additional shares.

   Readers are referred to the qualifying report dated November 19, 2002 by Pincock, Allen and Holt, Qualified person available at www.magsilver.com for background information on the projects.

About MAG Silver Corp.

MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG's exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to discover silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry.  MAG is based in Vancouver, British Columbia, Canada and trades on the TSXV as MAG.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

MAG Silver Corporation.

For Immediate Release

August 2, 2005

MAG SILVER RECEIVES APPROVAL FOR AMENDMENTS TO ADARGAS AND CINCO DE MAYO PROPERTIES, MEXICO.

Vancouver, B.C.... MAG Silver Corporation (TSXV: MAG) announces that it has received approval from the TSX Venture Exchange for amendments to two option agreements presently in force between MAG and Minera Cascabel.  The details of which are described below.

The TSX Venture exchange has accepted the amended terms of an option agreement dated February 26, 2004 between MAG Silver Corp. and Minera Los Lagartos (MAG's Mexican affiliate), S.A. de C.V. and Minera Cascabel S.A. de C.V. whereby MAG has an option to acquire a 100% interest in the Adargas property in Mexico. Under the terms, half of each of the remaining property payments totaling US$ 975,000 (on or before July 26, 2009) may be paid in shares at a deemed price per share equal to the average trading price of MAG for 30 calendar days prior to the date of payment. To that end MAG has issued 59,830 shares for the property payment due July 26, 2005.  All of the above noted securities are subject to a four month hold period. Adargas is a Carbonate Replacement Deposit target where work has recently identified a strong "off-hole" conductive body in two holes drilled by MAG in 2004. MAG is also entertaining overtures from several companies with regards to possible joint venture arrangements at Adargas. Work continues.

The TSX Venture Exchange has accepted the amended terms of an option agreement dated April, 2004 between MAG Silver Corp. and Minera Los Lagartos (MAG's Mexican affiliate), S.A. de C.V. and Minera Cascabel S.A. de C.V. whereby MAG has an option to acquire a 100% interest in the Cinco de Mayo property in Mexico. Under the terms, half of each of the remaining property payments totaling US$ 975,000 (on or before July 26, 2009) may be paid in shares at a deemed price per share equal to the average trading price of  MAG for 30 calendar days prior to the  date of payment.  To that end MAG has issued 59,830 shares for the property payment due July 26, 2005. All of the above noted securities are subject to a four month hold period. Cinco de Mayo is a Carbonate Replacement Deposit (CRD) target where recent work has identified a biogeochemical anomaly over alluvial cover outboard of a 1.5 km long ridge of favorable limestone hosting known occurrences of manto and chimney style mineralization. This environment is geologically similar to the Santa Eulalia mining district, the largest CRD type deposit in the world. MAG is also holds a very large land position at Santa Eulalia (Guigui) where MAG is presently drilling.

About MAG Silver Corp.

MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG's exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to discover silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSXV as MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437  available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.